October 9, 2018

Re:	Livent Corporation Registration Statement on Form S-1 File No. 333-227026

Mr. Frank Pigott

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Dear Mr. Pigott:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 3:00 p.m. Eastern Daylight Time on October 10, 2018 or as soon thereafter as is practicable. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

Please do not hesitate to contact Michael Kaplan at (212) 450-4111, (212) 701-5111 (fax) or michael.kaplan@davispolk.com if you have any questions regarding the foregoing.

Sincerely, LIVENT CORPORATION

By:	/s/ Sara Ponessa
	Name:	Sara Ponessa
	Title:	Vice President, General Counsel and Secretary

Via EDGAR

CC: Michael Kaplan, Davis Polk & Wardwell LLP